

September 27, 2011

Johnnie D. Johnson
Chief Executive Officer and Chief Financial Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

> **Re:**   **Competitive Technologies, Inc.**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2010**
> **Filed September 15, 2011**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2011**
> **Filed September 16, 2011**
> **File No. 001-08696**
> **Post-Effective Amendment to Form S-8 Filed September 15, 2011**
> **File No. 333-176389**

Dear Mr. Johnson:

We have reviewed your letter dated September 15, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 23, 2011.

General

1.   We reissue prior comment 1 in part. As previously requested, please confirm that in future periods, you will consider any untimely or missing filings on Form 8-K when evaluating the effectiveness of your disclosure controls and procedures, and acknowledge your understanding that untimely filings may impact your eligibility to use Form S-3. See General Instruction I.A.3(b) of Form S-3.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 34

2.   We note your response to prior comment 3. We note that indicators of net reporting did exist, but those indicators were not sufficient to overcome the stronger indicators that revenues should be reported gross. You indicate that customers looked to GEOMC for fulfillment of orders in making shipping arrangements and to resolve shipment damage or non-delivery. However, responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment. Refer to ASC 605-45-45-4. It appears that the end-customer believed they were buying from CTTC, and your customer was the end-customer not the supplier. Please explain why the customer would not believe that CTTC was the primary obligor (i.e., marketing and terms of the sales contract). As such, consider revising to report the gross amount of revenue from sales of inventory shipped directly from the manufacturer in Korea. Tell us the amount of revenue historically reported on a net basis and the amount of gross sales and cost of sales in each of the periods presented.

Concentration of Revenues, page 36

3.   We note your responses to prior comment 4 from our letter dated August 23, 2011, prior comments 6 and 7 from our letter dated May 25, 2011, and prior comment 11 from our letter dated February 2, 2011. You have not provide sufficient evidence that the revenue recognition criteria were met at the time the devices were sold to LEG in the third and fourth quarter of fiscal 2010. Specifically, you have been unable to provide sufficient evidence to support that there was a customary business practice of using email correspondence as persuasive evidence of an arrangement and a customary business practice of using extended payment terms and successfully collecting under those original terms without making concessions. As such, unless you can provide such evidence, revise to recognize the related revenue as the payments from LEG were either due or collected, as appropriate.

Exhibits and Financial Statement Schedules, page 70

4.   We note that you have an effective registration statement on Form S-8 that incorporates by reference from your annual report. You have not, however, included a written consent from your independent auditors as an exhibit to your annual report. Please file the

written consent as an exhibit to an amended Form 10-K. See Item 601(b)(23)(ii) of Regulation S-K.

Form 10-Q/A for the Quarterly Period Ended June 30, 2011

Financial Information

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

Note 1. Basis of Presentation, page 9

5.   We note your responses to prior comment 8 and prior comment 14 from our letter dated May 25, 2011. As previously requested, please provide the specific information about your customer, LEI, that you considered in determining that the arrangement met the collectability criterion for revenue recognition purposes and how you assessed the collectability of the related receivable. As part of your response, address how you were "assured of the financial ability of LEI."

Post-Effective Amendment No. 1 to Form S-8 Filed September 15, 2011

6.   This post-effective amendment does not include a written consent from your independent auditors. Please file the written consent as an exhibit to an amended Form S-8. See Item 601(b)(23)(i) of Regulation S-K.

7.   You did not incorporate by reference from your amended annual report on Form 10-K that was filed on September 15, 2011 immediately before this post-effective amendment to your registration statement on Form S-8. Please ensure that your amended Form S-8 incorporates all required filings by reference. See Item 3 of Form S-8.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief